Mutual Fund Select Group

Pursuant to Rule 35d-1 under the Investment Company
 Act of 1940, as amended, the following Funds changed their investment policies to invest, under normal conditions, at least 80% of their net assets, plus the amount of borrowings for investment purposes, in the types of investments suggested by their names:
PMorgan Select Mid Cap Equity Fund, JPMorgan
Small Cap Equity Fund and JPMorgan Select Large
Cap Equity Fund.